March 2, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation Form 10-K for Fiscal Year Ended June 30, 2006 Form 10-Q for Fiscal Quarter Ended September 30, 2006 Form 10-Q for Fiscal Quarter Ended December 31, 2006 File No. 0-30027
Dear Ms. Collins:
     This letter is to confirm receipt of your letter dated February 22, 2007. Due to scheduling issues with personnel, we expect to respond on or around March 22, 2007. If you have any questions, please contact the undersigned at (508) 358-5848.
Sincerely,
/s/ Christopher L. Gorgone
Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer